Exhibit 99.2

Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

December 31, 2012

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. The Company is headquartered in Littleton, CO with assets predominantly located in the United States. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company.”

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2012 and 2011. The Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on February 27, 2013. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2012, 2011, and 2010. All figures are presented in Canadian dollars, unless otherwise noted. The financial statements and related information herein have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

To this point, the Company has used the Canadian dollar as its functional currency based on the guideline that the United States operations would not be possible without the proceeds from the sale of the stock of the Canadian parent and because the Company has not had sufficiently significant changes in its economic facts and circumstances to clearly indicate that its functional currency has changed. During 2013, the Company is anticipating the start of production and sales in one of its U.S. subsidiaries now that permitting and licensing is complete and the construction at the Lost Creek Project has begun. As such, the U.S. operations should become self sustaining. Therefore, effective January 1, 2013, the Company expects to use the U.S. dollar as the functional currency of its U.S. entities. It expects to continue to use the Canadian dollar as its reporting currency.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s timeframe for events leading to and culminating in the commencement of production at Lost Creek (including procurement, construction and commissioning); (ii) the timing and outcome of the challenge to the Bureau of Land Management Record of Decision, including petitioner’s motion for preliminary injunction; (iii) ability and timing of the Company to secure project financing including the state bond process; (iv) the technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the Lost Creek Property); (v) the ability to complete the acquisition of Pathfinder Mines Corporation pursuant to the definitive agreement, and the timing for closing of the transaction; (vi) the ability to complete additional favorable uranium sales agreements and the ability to reduce exposure to volatile market conditions; (vii) the production rates and timeline of the Lost Creek Project; (viii) the potential of exploration targets throughout the Lost Creek Property (including the ability to expand resources); (ix) the further exploration, development and permitting of exploration projects including Lost Soldier, the Nebraska properties, Screech Lake and, following a closing, at Pathfinder Mines Corporation projects; and (x) the long term effects on the uranium market of events in Japan in 2011 including supply and demand projections.   These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in pending and potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a foreign private issuer/non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE MKT LLC (“NYSE MKT”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form 40-F, dated February 27, 2013, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

NI 43-101 Review of Technical Information: John Cooper, Ur-Energy Project Geologist, P.Geo. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, and Catherine Bull, Ur-Energy Project Engineer, Wyoming P.E. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties in the United States and Canada. The Company is primarily focused on exploration within the geological uranium province centered on Wyoming. The Company’s Lost Creek Project has received all necessary licenses and permits for construction which began in October 2012.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek Property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the property contains mineral reserves. However, the Company’s April 30, 2012 NI 43-101 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” outlines the possible economics of the Lost Creek Property. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, and to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as of December 31, 2012, 2011 and 2010.

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	$	$	$

Total assets	73,741,840	65,850,132	76,006,165
Total liabilities	(3,834,495)	(1,607,200)	(1,334,398)

Net assets	69,907,345	64,242,932	74,671,767

Capital stock and contributed surplus	192,296,503	173,568,286	167,740,245
Deficit	(122,389,158)	(109,325,354)	(93,068,478)

Shareholders’ equity	69,907,345	64,242,932	74,671,767

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

The following table contains selected financial information for the years ended December 31, 2012, 2011 and 2010 and cumulative information from inception of the Company on March 22, 2004 through December 31, 2012.

	Year	Year	Year	March 22, 2004
	ended	ended	ended	through
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2012
	$	$	$	$

Revenue	Nil	Nil	Nil	Nil
Total expenses (1)	(13,881,883)	(16,293,682)	(15,238,754)	(133,702,551)
Interest income	308,147	240,596	351,995	9,886,248
Loss on equity investment	(64,086)	(310,941)	(29,432)	(422,314)
Foreign exchange gain (loss)	(383,436)	183,927	(1,558,108)	304,511
Other income (loss)	957,454	(76,776)	56,211	1,840,488
Loss before income taxes	(13,063,804)	(16,256,876)	(16,418,088)	(122,093,618)
Income tax expense	Nil	Nil	Nil	(295,540)
Net loss for the period	(13,063,804)	(16,256,876)	(16,418,088)	(122,389,158)

Loss per common share: Basic and diluted	(0.11)	(0.16)	(0.17)

Cash dividends per common share	Nil	Nil	Nil

(1) Stock based compensation included in total expenses	2,427,031	2,450,734	702,762	21,293,598

The Company has not generated any revenue from its operating activities to date. The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense, operating expense and write-off of mineral property costs. Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance new and existing exploration, development and construction activities.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Dec. 30	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	2012	2012	2012	2012	2011	2011	2011	2011
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,772,669)	(4,093,936)	(2,998,435)	(3,016,843)	(3,446,960)	(4,330,444)	(4,694,371)	(3,821,907)
Interest income	67,845	85,142	91,637	63,523	48,606	55,187	65,597	71,206
Loss on equity investment	(7,578)	(22,357)	(2,327)	(31,824)	(283,918)	(298)	(6,629)	(20,096)
Foreign exchange gain (loss)	77,851	(456,457)	380,428	(385,258)	(253,370)	1,122,547	98,947	(784,197)
Other income (loss)	(5,092)	(1,774)	(11,625)	975,945	(4,575)	(10,908)	(9,913)	(51,380)
Loss before income taxes	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)	(3,163,916)	(4,546,369)	(4,606,374)
Income tax expense	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss for the period	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)	(3,163,916)	(4,546,369)	(4,606,374)
Loss per common share:
Basic and diluted	(0.03)	(0.04)	(0.02)	(0.02)	(0.04)	(0.03)	(0.05)	(0.04)

Overall Performance and Results of Operations

From inception through December 31, 2012, the Company has raised net cash proceeds of $166.0 million from the issuance of common shares and warrants and from the exercise of warrants and stock options. As at December 31, 2012, the Company held cash and cash equivalents, and short-term investments totaling $17.9 million. The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

Because the Company is not yet in production, expenses will vary based on drilling and exploration activities, permitting and monitoring obligations and merger and acquisition evaluations which do not occur consistently throughout all quarters of the year. The first quarter brought expansion to the Company as it completed a $17.3 million private placement of common shares. The Company also completed an exchange of data for land adjacent to the Lost Creek Project and recognized a gain which is reflected in other income for the period. The second quarter was spent completing an updated NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” (the “April 2012 PEA”), as well as planning, designing and setting the groundwork for the start of construction.

On October 5, 2012, the Bureau of Land Management Record of Decision was published which was the final approval necessary to begin construction at the Lost Creek Project. Construction started thereafter resulting in higher expenses for the quarter due to the increased personnel and increased activities. In addition, a drilling program was completed in the LC East area during the third and fourth quarters.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

On July 24, 2012, the Company executed a Share Purchase Agreement (“SPA”) to acquire Pathfinder Mines Corporation (“Pathfinder”). The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and will be held in escrow pending closing, which is anticipated six to twelve months from the time of signature. The closing may proceed following receipt of various regulatory and governmental approvals, including approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder. The closing is also contingent upon other customary closing conditions.

Pathfinder owns the Shirley Basin and Lucky Mc mine sites in the Shirley Basin and Gas Hills mining districts of Wyoming, respectively, for which internal historic reports prepared by Pathfinder estimate the presence of mineral resources at the two projects totalling approximately 15 million pounds U3O8. These historic reports estimate that the Shirley Basin project holds over 10 million pounds U3O8 at a GT (grade-thickness) cut off of 0.25% U3O8. The average grade reported for the property is 0.21% U3O8. Lucky Mc is estimated to have an additional 4.7 million pounds U3O8. These historic resource calculations were reviewed by Ur-Energy during due diligence, but a qualified person has not completed sufficient work to classify the historical estimates as current mineral resources under NI 43-101 and Ur-Energy is not treating the historic estimate as current mineral resources or mineral reserves.

The tailings facility at the Shirley Basin site is one of the few remaining facilities in the U.S. that is licensed by the NRC to receive and dispose of byproduct waste material from other in situ uranium mines.

Together with property holdings totalling more than 5,100 acres, the Company would acquire all historic geologic, engineering and operational data related to the two projects held by Pathfinder. Additionally, Ur-Energy would acquire all historic Pathfinder U.S. exploration and development data in a database estimated to comprise hundreds of project descriptions in more than twenty states, including thousands of drill logs and geologic reports.

Both Lucky Mc and Shirley Basin conventional mine operations were suspended in the 1990s due to low uranium pricing and facility reclamation was substantially completed. If the transaction closes, the Company would assume remaining reclamation responsibilities including financial surety for reclamation, at Shirley Basin and the Lucky Mc mine site. The Lucky Mc tailings site was fully reclaimed and has been transferred to the U.S. Department of Energy. Ur-Energy will therefore assume no obligations with respect to the NRC License at the Lucky Mc tailings site, which will either be terminated or will be assumed by COGEMA or an affiliate prior to the closing of the transaction.

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling approximately 240,000 acres (97,000 hectares).

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek Property is located in the Great Divide Basin, Wyoming and comprises six projects covering a total of approximately 42,000 acres (17,000 hectares): Lost Creek permit area (“Lost Creek Project”), EN, LC South, LC North, LC East and LC West. This represents a net increase in land holdings at the Lost Creek Property of approximately 8,000 acres (3,237 hectares) during 2012, including the location of more than 250 additional unpatented mining claims and the acquisition, in February 2012, of approximately 5,250 acres (2,125 hectares) through an asset exchange. Together, these new lands primarily comprise the LC West and LC East projects. The Company currently controls 2,106 unpatented mining claims and four State of Wyoming uranium leases in the Lost Creek Property.

The uranium deposit at the Lost Creek Project is referred to as the Main Mineral Trend (“MMT”). Production from the first mine unit is currently expected mid-year 2013.  The Company’s East Mineral Trend (the “EMT”) is a second, mineral trend of significance.  It was identified by historic drilling on the lands forming LC East.  Although geologically similar, it appears to be a separate and independent trend from the MMT.

A royalty on future production of 1.67% is in place with respect to 20 mining claims at the Lost Creek Project. There is a royalty on the State of Wyoming section under lease at the project, as required by law; however, no production from the state lease is currently proposed.  Other royalties exist on certain mining claims on the LC South and EN Projects, and the State of Wyoming leases at the LC West and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

Lost Creek Property Preliminary Economic Assessment and Mineral Resources

In 2012, through two new NI 43-101 reports, mineral resources were estimated for the first time on four of the Lost Creek area projects: LC North, LC South, LC East and LC West. As well, earlier mineral resource estimates at Lost Creek Project were updated following drilling in 2011 and further analysis of historic drill data.

The April 2012 Preliminary Economic Assessment authored by John K. Cooper, P.G., SME Registered Member and Catherine L. Bull, P.E. SME Registered Member (both, Ur-Energy) included the following updated mineral resource estimate for the Lost Creek Property:

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	LBS	AVG GRADE	SHORT TONS	LBS	AVG GRADE	SHORT TONS	LBS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	937.5	1,015.7
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	910.8	815.3
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.055	3,850.4	4,198.8	0.053	3,965.1	4,149.4	0.049	2,989.2	2,869.1
		MEASURED + INDICATED =			7,815.5	8,348.2

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
4.	Typical ISR-industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, Section 1.2 (CIM Definition Standards).

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Based upon the updated mineral resource, and economic analyses (of the MMT and EMT only), the Lost Creek Property now is estimated to generate net earnings over the life of the mine, before income tax, of US$283.0 million. Payback is estimated during the third quarter of the third year of operations (four years from start of construction). It is estimated that Lost Creek has an IRR of 87% and a NPV of US$181.0 million applying an eight percent discount rate. The estimated cost of uranium produced is US$36.52 per pound including all costs, with an estimated operation cost of US$16.12 per pound.

The operation cost of US$16.12 per pound consists of all closure costs, home office and allocated overhead costs and other operating cost categories such as salaries; consultants; office, site and administrative costs; insurance; taxes, leases, fees and royalties; wellfield operating costs; construction costs for the MMT and EMT not included in capital expenditures; process plant reagents; maintenance; power; product freight; and waste disposal.

The US$36.52 per pound figure includes the operation costs, extraction and royalty fees, severance taxes, any wellfield construction costs not included above, the cost of the deep disposal wells and capital expenditure categories such as: pumps, tanks and piping; earthwork and topsoil management; concrete; structural steelwork; electrical and instrumentation; sewer; fresh water supply; roadwork and site drainage, including wellfield access; communications; on-site laboratory; waste disposal wells; vehicles and equipment; and security, as well as contingencies ranging between 10% and 15%.

Cautionary statement pursuant to NI 43-101: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as Ur-Energy personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

The April 2012 PEA is filed on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml.

As previously reported, the Company completed an exploration drill program at its LC East Project in the second half of 2012. Through a recently-completed analysis of those drill results, the Company estimates a total current mineral resource at its LC East Project as follows:

MEASURED			INDICATED			INFERRED
AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
% eU3O8	(X 1,000)	(X 1,000)	% eU3O8	(X 1,000)	(X 1,000)	% eU3O8	(X 1,000)	(X 1,000)
0.054	1,158.3	1,255.9	0.043	1,538.4	1,327.0	0.045	1,255.1	1,121.4

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
3.	Typical ISR-industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.
4.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, Section 1.2 (CIM Definition Standards).

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

These figures represent an approximate nine percent increase in the Inferred Mineral Resource for the LC East Project. Reported mineral resources in the Measured and Indicated categories did not change from the April 2012 PEA figures for LC East. Additionally, in 2012, the Company initiated all baseline studies at LC East, and anticipates concluding the studies by third quarter 2013. The Company anticipates filing applications for amendments of its licenses and permits, to include development of LC East, during fourth quarter 2013.

Lost Creek Project Development and Construction

In addition to the historic drill data it owns with regard to the Lost Creek Project, the Company has drilled 1,181 exploration and delineation drill holes totaling approximately 789,141 feet (240,530 meters). Subsequent to the receipt of the Bureau of Land Management (“BLM”) Record in Decision (“ROD”) authorizing construction and wellfield development, the Company commenced installing wells in Mine Unit 1, and conducted further delineation drilling in Mine Unit 2. Initial review of the drill results in the ongoing drilling program reveals the character of the uranium roll front to be consistent with historic mapping and analyses, including those from which the April 2012 PEA was generated. As the Company continues its analyses of the construction drilling results, it will continue to review its mineral resource estimates at Lost Creek and update as appropriate.

Construction activities commenced after receipt of the ROD in October 2012, with Wyoming-based Groathouse Construction, Inc. acting as the general construction contractor for both road construction and construction of the plant facilities. Since construction began, the Company has spent approximately $20 million on construction and capital assets. The access roads to the Lost Creek Plant have been constructed; powerlines are installed with power in to the plant site and to the first mine unit; an additional deep disposal well was drilled and subsurface engineering work on it nears completion while the initial deep well (drilled in 2008) has been completed. The foundation work is complete and erection of the building has commenced. Lost Creek has taken delivery on additional large equipment for the plant, and all of the larger equipment has been set in place on the plant floor.  Based on a generalized review, there has been no material variance to date with the costs contemplated by the economic analysis of the April 2012 PEA; realized costs remain within the sensitivities and contingencies of the project.

Hiring for Lost Creek has begun and includes Lost Creek Mine Manager, Mike Lueders, a mining professional with thirty-one years of in situ uranium recovery experience, including start-up operations, mine planning, wellfield construction & operation, safety compliance, staffing, supervision, and training. As of mid-February, approximately 30 Company employees are working at Lost Creek.

The Company has secured four uranium sales agreements related to production from Lost Creek. These long-term contracts call for deliveries over multi-year periods at defined prices.

The Company, through its wholly-owned subsidiary Lost Creek ISR, LLC, submitted a bond-financing application in June 2012 to the Wyoming Business Council (“WBC”) for up to US$34 million to be funded through the State of Wyoming’s Industrial Development Bond financing program.  Under the proposal, the bond financing program would fund 75% of qualified capital expenditures including plant capital, disposal well and wellfield development expenditures. The application included a letter of support from Sweetwater County, the issuing authority.  In September 2012, the WBC approved the application, subject to certain conditions and covenants, and issued a letter of recommendation to the Governor, Treasurer and Attorney General.  The Governor provided his letter of recommendation to the Treasurer and Attorney General in January 2013, following the completion of the WBC’s due diligence. Final approval of the bond financing is subject to the satisfaction of these other approvals and various transactional matters.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Lost Creek Regulatory and Legal Proceedings

At this time, all of the licenses and permits necessary for construction and operations have been issued for the Lost Creek Project. In October 2012, the BLM issued the ROD for the Project. The BLM selected the Drying Yellowcake On-Site Alternative as the preferred alternative within its final environmental impact statement.

In November 2012, a Wyoming-based group filed a petition in the U.S. District Court for Wyoming for the review of the BLM’s ROD. Later in November, the petitioner made a motion to the Court for preliminary injunction, asking to have construction at Lost Creek halted pending the outcome of the Court’s review of the BLM ROD. The BLM has opposed that motion. The Company and the State of Wyoming separately requested the Court’s permission to intervene in the litigation as party-respondents. The Court permitted the interventions, after which the Company and the State both filed briefs in early January 2013 opposing the motion for injunctive relief. The Company awaits the Court’s determination of the motion.

There is a second, separate, request for administrative review of the BLM ROD which was made to the State Director of the BLM in November 2012. Although the State Director accepted the request for review, the BLM denied the related request to stay construction at the Lost Creek Project. The review is pending.

Earlier Licenses, Permits and Authorizations

The NRC issued the Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project in 2011. The Company anticipates receipt of the NRC License amendment for the yellowcake drying and packaging circuit at the Lost Creek plant during first half 2013. In that same timeframe, the Company also expects to submit its application for an amendment to the NRC License to allow for mineral recovery from the KM horizon which is immediately below the approved HJ horizon.

The Wyoming Department of Environmental Quality (“WDEQ”) Permit to Mine for Lost Creek (“WDEQ Permit”) also was issued in 2011. The WDEQ Permit includes the approval of the first mine unit, as well as the Wildlife Management Plan, including a positive determination of the protective measures at the project for the greater sage grouse species.

The Environmental Protection Agency (“EPA”) issued an aquifer exemption for the Lost Creek project. The WDEQ’s separate approval of the aquifer reclassification is a part of the WDEQ Permit. The Company received approval from the EPA and the Wyoming State Engineer’s Office for the construction and operation of two holding ponds at Lost Creek.

Other permits and authorizations previously received by the Company for the Lost Creek ISR project include: WDEQ-Air Quality Division Air Quality Permit (January 2010, renewed 2012) and WDEQ-Water Quality Division Class I Underground Injection Control Permit (May 2010). The latter permit allows Lost Creek operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek project.

Company Ventures: Hauber Project LLC and The Bootheel Project, LLC

NCA Nuclear, Inc., a subsidiary of Bayswater Uranium Corporation, resigned as a member and the manager of Ur-Energy’s Hauber Project venture arrangement. As of July 2012, the Company manages the project and, as sole owner, is responsible for all related expenses.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp., “Crosshair”) has been the Manager of the Bootheel Project venture since 2007.  Following a decision by Ur-Energy to not fund its portion of the budget for the venture’s budget year ending March 31, 2012, the Company’s ownership interest was reduced from 25% to approximately 19% at the conclusion of that budget year. The Project’s 2012-2013 program was approved and the Company has participated financially in the year’s nominal program. In February 2013, the private mineral lease and use agreements for the Bootheel property of the Project expired. To date, efforts to renegotiate an additional term have been unsuccessful. Certain portions of the minerals included in Technical Report issued by Crosshair, dated February 27, 2012, are located on those lands at Bootheel property. There remain land holdings at Bootheel and Buck Point properties comprising 274 federal lode mining claims and two State of Wyoming mineral leases. The Company’s determination of impairment, if any, will be reflected in subsequent financial statements.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table summarizes the results of operations for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(3,285,447)	(5,068,100)
Development expense	(4,489,492)	(3,726,622)
General and administrative expense	(6,106,944)	(7,498,960)
Net loss from operations	(13,881,883)	(16,293,682)
Interest income	308,147	240,596
Loss from equity investment	(64,086)	(310,941)
Foreign exchange gain (loss)	(383,436)	183,927
Other income (loss)	957,454	(76,776)
Loss before income taxes	(13,063,804)	(16,256,876)
Income tax expense	Nil	Nil
Net loss for the period	(13,063,804)	(16,256,876)

Loss per share – basic and diluted	(0.11)	(0.16)

Expenses

Total expenses for the year ended December 31, 2012 were $13.9 million and include exploration and evaluation expense, development expense and G&A expense. These expenses decreased by $2.4 million compared to 2011.

Exploration and evaluation expenses consist of labor and associated costs of the exploration geology department as well as land holding and exploration costs including drilling and analysis on properties which have not reached the permitting or operations stage. These expenses decreased $1.8 million for the year ended December 31, 2012, compared to 2011. Drilling costs declined $0.9 million compared to 2011 as the Company was engaged in exploration drilling at LC North in 2011. Payroll and stock based compensation costs declined by $0.4 million compared to 2011 due to the transfer of some employees to the mine construction on a full time basis and the allocation of greater labor costs to projects in development or construction. In addition, $0.3 million was incurred on evaluation of a merger and acquisition opportunity during the second quarter of 2011 resulting in a decrease in expense of that amount for the year ended December 31, 2012.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Development expense relates to expenses incurred at the Company’s Lost Creek Project prior to receipt of the final regulatory approval as well as expenses incurred at the LC East project, both of which are considered development because they are more advanced in terms of permitting or delineation drilling. The Company continues to expense costs at the Lost Creek Project which are not directly attributable to construction at the facility. Overall expenses increased by $0.8 million for the year ended December 31, 2012 compared to 2011. The main increase of $0.6 million for the year ended December 31, 2012 related to drilling costs incurred in LC East. Permitting costs decreased by $0.7 million during 2012 as the initial permitting process was completed. This was offset by an increase in monitoring costs of $0.6 million.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel, facility and support costs. Expenses decreased $1.4 million for 2012 compared to 2011. A restructuring of executives and other management and professional positions resulted in severance and related costs of approximately $1.5 million in the second quarter 2011. In addition, costs associated with a withdrawn offering in the amount of $0.3 million were incurred in early 2011. These were partially offset by an increase in stock based compensation of $0.2 million in 2012 compared to 2011.

Other Income and Expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The increase in interest income was driven by higher average cash resources in 2012 as compared to 2011 as well as an increase in the average interest rate.

The net foreign exchange loss for the year ended December 31, 2012 was primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar. During the year ended December 31, 2012, the U.S. dollar weakened 2.3% with respect to the Canadian dollar creating the loss. During the same period in 2011, the U.S. dollar had strengthened by 2.5% creating gains in that period.

The Company exchanged its database of geologic information in the Southwest Powder River Basin, Wyoming for mineral claims, state leases and related data. The fair value of the property received was $1.0 million which is reported in other income for the period ended December 31, 2012.

Income Taxes

In 2012 and 2011, the Company recorded operating losses in both Canada and the United States. Management has concluded that it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2012 was $0.11 (2011 – $0.16). The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year Ended December 31,
	2011	2010
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(5,068,100)	(4,716,218)
Development expense	(3,726,622)	(5,258,072)
General and administrative expense	(7,498,960)	(4,883,212)
Write-off of mineral properties	Nil	(381,252)
Net loss from operations	(16,293,682)	(15,238,754)
Interest income	240,596	351,995
Loss from equity investment	(310,941)	(29,432)
Foreign exchange gain (loss)	183,927	(1,558,108)
Other income (loss)	(76,776)	56,211
Loss before income taxes	(16,256,876)	(16,418,088)
Income tax expense	Nil	Nil
Net loss for the period	(16,256,876)	(16,418,088)

Loss per share – basic and diluted	(0.16)	(0.17)

Expenses

Total expenses for the year ended December 31, 2011 were $16.3 million and include G&A expense, exploration and evaluation expense and development expense. These expenses increased by $1.1 million compared to 2010.

Exploration and evaluation expenses increased by $0.4 million for the year ended December 31, 2011, compared to 2010. In May 2011, the Company restructured its exploration geology functions to focus on completion of the development of the Lost Creek Project. This resulted in a decrease in labor related expenses of $0.6 million for the year 2011 compared to 2010. Increased expenses came from drilling costs which increased by $0.2 million, due diligence investigations of potential merger or acquisition targets which totaled $0.2 million and from an increase in stock compensation expense of $0.6 million for the year 2011 compared to 2010 due to the effect the increased stock price had on the expense calculation formula (Black-Scholes) at the time of the grant.

Development expense related entirely to the Company’s Lost Creek Project. Overall expenses decreased $1.5 million for the year ended December 31, 2011 compared to 2010. Permitting costs declined $1.1 million as the NRC License was issued during the year and the costs related to obtaining the original license ceased. Drilling and labor each declined by $0.2 million for the year due to a smaller scope for the Lost Creek Project area in the 2011 drilling program. Consulting costs were $0.2 million higher for 2011 compared to 2010 due to costs related to the preparation of the 2011 Preliminary Assessment (TREC), which was partially offset by a decrease in monitoring costs of $0.1 million which was due to the completion of the mine unit one sampling tests in the previous year.

G&A expense increased $2.6 million for the year. The changes were predominantly related to personnel costs associated with the Company restructuring and included severance and related costs of approximately $1.5 million and an increase in stock compensation expense of $1.2 million during the year compared to 2010 which were offset by a decrease in direct compensation and other labor related costs of $0.3 million. In addition, the Company incurred additional legal and other expenses during the year ended December 31, 2011 of $0.3 million related to a withdrawn stock offering.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Other Income and Expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The decrease in interest income was driven by lower average cash resources in 2011 as compared to those in 2010.

The net foreign exchange gain for the year 2011 was primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar. In 2011, the Canadian dollar weakened slightly resulting in a gain. Conversely the Canadian dollar strengthened for the year 2010 resulting in a loss.

Income Taxes

In 2011 and 2010, the Company recorded operating losses in both Canada and the United States. Management has concluded that it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the years ended December 31, 2011 and 2010 was $0.16 and $0.17, respectively. The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced. There were more shares outstanding in 2011 due to stock option exercises which resulted in a slightly lower loss per share despite comparable losses for the periods.

Liquidity and Capital Resources

As of December 31, 2012, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $17.9 million, a decrease of $5.2 million from the December 31, 2011 balance of $23.1 million. The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit. The Company also used $10.8 million of its cash resources to fund operating activities. During those same respective periods, the Company used $9.9 million for investing activities (excluding short-term investment transactions) and generated $16.3 million through financing activities. The remaining decreases of $0.2 million in cash related to the effects of foreign exchange rate changes on cash resources.

In June 2012, the Company, through its wholly-owned subsidiary Lost Creek ISR, LLC, submitted a bond-financing application to the Wyoming Business Council for up to US$34 million to be funded through the State of Wyoming’s Industrial Development Bond financing program.  The application included a letter of support from Sweetwater County, the issuing authority.  In September 2012, the Wyoming Business Council approved the application, subject to certain conditions and covenants, and issued a letter of recommendation to the Governor, Treasurer and Attorney General.  The Governor provided his letter of recommendation to the Treasurer and Attorney General in January 2013, following the completion of the WBC’s due diligence. Final approval of the bond financing is subject to the satisfaction of these other approvals and various transactional matters.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Operating activities used $10.8 million of cash resources during the year ended December 31, 2012 as compared to $12.9 million for 2011. Overall, expenditures were greater in 2011 due to severance payments ($0.5 million), potential mergers and acquisitions ($0.3 million) and the withdrawn financing ($0.3 million). In addition, a portion of the Company’s labor costs which were charged to development in 2011 are now being charged to construction in progress as the construction at the Lost Creek project began in 2012 and those individuals are working directly on the construction.

During the year ended December 31, 2012, the Company invested $10.8 million in equipment and other costs related to the construction of the Lost Creek plant, wellfield and related disposal wells. The Company made a $1.3 million deposit for the acquisition of the Pathfinder Mines Corporation during the year ended December 31, 2012. The Company invested an additional $0.3 million in additional mineral claim acquisition. This was offset by a net decrease in restricted cash of $2.2 million due to $0.5 million payment of accrued severance from a trust and obtaining surety bond coverage for future reclamation activities which reduced the required restricted cash necessary to support the reclamation obligations by $1.7 million.

During the year ended December 31, 2012, the Company raised a net of $16.2 million through a private placement of Company stock as well as $0.1 million from the exercise of stock options.

Table of Contractual Obligations

	Payments due (by period) in thousands
		Less than			More than
	Total	1 year	1 to 3 years	3 to 5 years	5 years
	$	$	$		$

Notes payable	325	114	211	-	-
Interest on notes payable	12	12	-	-	-
Operating leases	893	203	391	299	-
Environmental remediation	76	19	-	-	57
Asset retirement obligations	954	-	-	-	954
Construction contracts	10,900	10,900	-	-	-

	13,160	11,248	602	299	1,011

Financing Transactions

In September 2012, the Company purchased construction equipment pursuant to financing arrangements whereby the equipment manufacturer provided payment terms of three years with no interest. As of December 31, 2012, the aggregate amount outstanding under these arrangements approximated $0.4 million, net of imputed interest at 4.25%. The underlying notes are secured by the equipment purchased.

Shareholder Rights Plan

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities. The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan was reconfirmed by shareholders at the Company’s annual and special meeting of shareholders on May 10, 2012.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Outstanding Share Data

Information with respect to outstanding common shares, warrants, stock options and restricted share units (“RSUs”) as at December 31, 2012 and December 31, 2011 is as follows:

	December 31, 2012	December 31, 2011	Change

Common shares	121,134,276	103,675,444	17,458,832
Warrants	150,000	100,000	50,000
RSUs	826,425	276,365	550,060
Stock options	8,511,722	6,413,902	2,097,820

Fully diluted shares outstanding	130,622,423	110,465,711	20,156,712

As of February 27, 2013, the Company had 121,368,806 common shares and 8,508,351 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As of	As of
	December 31, 2012	December 31, 2011
	$	$

Cash on deposit at banks	261,209	595,982
Money market funds	11,239,066	15,573,497

	11,500,275	16,169,479

The Company’s short-term investments are composed of:

	As of	As of
	December 31, 2012	December 31, 2011
	$	$

Guaranteed investment certificates	6,430,161	4,925,267
Certificates of deposit	10,218	2,002,256

	6,440,379	6,927,523

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, deposits and restricted cash. These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.25% to 1.8% and mature at various dates up to September 4, 2013. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation. Another $5.2 million is guaranteed by a Canadian provincial government leaving approximately $15.2 million at risk at December 31, 2012 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of December 31, 2012.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

As at December 31, 2012, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $2.5 million which are due within normal trade terms of generally 30 to 60 days. In addition, the Company has $0.1 million due within one year as the current portion of notes payable.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations. The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties. Construction and development of the Lost Creek Project was commenced in October 2012 after receiving the Record of Decision from the BLM. Initial production is anticipated in second half of 2013. Additional funding will be required in order to achieve production at Lost Creek and complete the acquisition of the Pathfinder Mines Corporation (“Pathfinder”). As a result, the Company is currently in discussions with several financial sources to secure debt financing. The Company is most actively pursuing funding through the State of Wyoming’s Industrial Development Bond financing program, while continuing its evaluation of additional opportunities.

Should the necessary financing not be available to the Company on a timely basis, it may be necessary to defer certain discretionary expenditures to preserve working capital. The delay in funding may also impact the Company’s ability to complete the Pathfinder acquisition.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short-term investments which earn interest.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments, deposits and restricted cash. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions chosen by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2012, the Company had cash and cash equivalents, short-term investments, deposits and restricted cash of approximately US$7.5 million (US$18.9 million as at December 31, 2011) and had accounts payable, accrued liabilities and notes payable of US$2.7 million (US$0.9 million as at December 31, 2011) which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at period end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates. This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $0.4 million impact on net loss for the year ended December 31, 2012. This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade payables. The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.2 million impact on net loss for the year ended December 31, 2012. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the year ended December 31, 2012 and 2011, the Company did not participate in any material transactions with related parties.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized over the estimated productive life of the property.

As of December 31, 2012, the current and long term price of uranium was approximately US$43.38 and US$56.50, respectively. This compares to prices of US$52.00 and US$61.00 as of December 31, 2011. As our production is not anticipated until the latter portion of 2013, we continue to focus our attention on the long-term prices as the current spot price will not necessarily affect profitability once production is achieved. Management did not identify any impairment indicators for any of the Company’s mineral properties during the year ended December 31, 2012.

Share-Based Compensation

The Company is required to initially record all equity instruments including warrants, RSUs and stock options at fair value in the financial statements.

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued. Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument and the number of options that are expected to be forfeited. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures as of December 31, 2012 are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2012, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment using those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012. The effectiveness of the Company’s internal control over financial reporting at December 31, 2012, has been audited by PricewaterhouseCoopers LLP, as stated in their report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting identified in connection with the evaluation required in paragraph (d) of Rule 13a-15 under the Exchange Act that occurred during the last fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated February 27, 2013 which are filed, respectively, on SEDAR at www.sedar.com and the SEC’s website at http://www.sec.gov/edgar.shtml.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2012

(Information as at February 27, 2013 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director

Wayne W. Heili, B.Sc. – President, Chief Executive Officer and Director

W. William Boberg, M.Sc., P. Geo. – Director

Thomas Parker, M.Sc., P.E. – Director and Audit Committee Chair

James M. Franklin, PhD, FRSC, P. Geo. – Director and Technical Committee Chair

Paul Macdonell, Diploma Public Admin. – Director, Compensation Committee Chair and Corporate Governance and Nominating Committee Chair

Roger L. Smith, CPA, MBA – Chief Financial Officer and Chief Administrative Officer

Steven M. Hatten, B.Sc. – Vice President Operations

John W. Cash, M.Sc. – Vice President of Regulatory Affairs, Exploration & Geology

Penne A. Goplerud, J.D. – General Counsel and Corporate Secretary

Corporate Offices

Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373
Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882

Website

www.ur-energy.com

Trading Symbols

TSX: URE

NYSE MKT: URG

Independent Auditors

PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel

Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker

Royal Bank of Canada, Ottawa

Transfer Agent

Computershare Investor Services Inc., Toronto

Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO

Page 21